Exhibit 1

CROW ANNOUNCES THIRD QUARTER 2005 RESULTS

Third quarter revenues grow 20% sequentially and net income grows by 400%

Airport City, Israel, November 29, 2005 – Crow Technologies 1977 Ltd. (OTC: CRWTF), a worldwide leading manufacturer of residential, commercial and industrial security products, today announced its consolidated financial results for the Nine months and three months, ended September 30, 2005 according to Israeli GAAP.

Revenues for the third quarter 2005 were NIS 32.7 million. This represents sequential revenue growth of 19.8% from NIS 27.3 million as reported in the second quarter of 2005. Revenues for the 9-month period ended September 30, 2005 were NIS 89.0 million.

Gross profit for the third quarter of 2005 was NIS 13.7 million, 44.7% above gross profit of NIS 9.5 million as reported in the second quarter of 2005. Gross margin for the third quarter is 41.9 % of revenues, as compared with 34.7% for the second quarter of 2005. Gross profit for the 9-month period ended September 30, 2005 was NIS 33.5 million, or 37.6% of revenues compared with 38.8 % for year 2004.

Operating income for the third quarter of 2005 was NIS 5.7 million or 17.4% of revenues, representing 275% growth compared with NIS 1.5 million, or 5.5% of revenues in the second quarter of 2005. Operating income for the 9-month period ended September 30, 2005 reached NIS 9.3 million or 10.4% of revenues.

Net income for the third quarter of 2005 was NIS 4.3 million or 13.0% of revenues, representing sequential growth of 397% compared with a net income of NIS 858 thousand (or 3.1% of revenues) in the second quarter of 2005. Net income for the 9-month period ended September 30, 2005 was NIS 5.9 million, or 6.6% of revenues.

Earnings per 1 ordinary share (of NIS 0.25 par value) for the third quarter of 2005 were NIS 0.98 compared with NIS 0.20 for the second quarter of 2005. Earnings per 1 ordinary share for the 9-month period ended September 30, 2005 were NIS 1.35. This is compared with an EPS of only NIS 0.01 which was reported for the full year 2004.

According to Israeli GAAP, earnings per ordinary share of NIS 1 par value are reportable, which represents 4 of Crow’s ordinary shares of NIS 0.25 par value. Earnings per 1 NIS par value, or 4 ordinary shares, for the third quarter were NIS 3.90 compared with NIS 0.78 for the second quarter of 2005. Earnings per 1 NIS par value, or 4 ordinary shares, for the 9-month period ended September 30, 2005 were NIS 5.41.

Mr. Shmuel Melman, Chief Executive Officer of Crow said, “Our results represent a substantial improvement over the results from the previous two quarters both in terms of revenues, net profit and profitability. We are well on the way to achieving a record year.”

Mr. Melman concluded, “The recently announced OEM agreement with one of the most prestigious groups in the security industry, is a step in the implementation of our successful strategy. We believe that this agreement will begin to accrue to our results already in the fourth quarter and throughout 2006. We believe that our revenues will continue to grow in the fourth quarter and in 2006, with margins similar to those of the 9 month period ended September 30, 2005. “

About Crow
Crow is a worldwide leading designer and manufacturer of electronic intruder alarm systems and detection devices. With a full range of wired and wireless control panels, intrusion alarm detectors, unique outdoor detection devices, access control systems, and smart communication accessories for the security industry, Crow offers its proven expertise to the security industry and faces the evolving needs of the security marketplace.

Crow’s products are used worldwide by professional installers and central stations to protect residential, commercial, industrial and military installations. Crow has established a worldwide dynamic network of over 50 distributors and sales offices, making the best use of its most advanced technologies, state-of-the-art R&D and manufacturing facilities. Its Total Quality Management is in line with the latest international standards.

Crow’s website is www.thecrowgroup.com

Contact Details
Kenny Green / Ehud Helft
GK Investor Relations
Tel: (US) 1 866 704 6710 (UK) +44 871 474 1219 (Israel) +972 3 607 4717
E-mail: kenny@gk-biz.com / ehud@gk-biz.com
Company Contact
Jacob Batchon
Crow Techonologies
Tel: (Israel) +972 3 972 6000
E-mail: jacobb@crow.co.il

Safe Harbour
This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry and price reductions, as well as due to risks identified in the documents filed by the Company with the SEC.

*** Tables to follow ***

CONSOLIDATED BALANCE SHEETS

			Convenience Translation*
	December 31, 2004	September 30, 2005	September 30, 2005
	Audited	Unaudited	Unaudited
	NIS		U.S. dollars
	(In thousands)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	12,749	11,952	2,599
Marketable securities	45	57	12
Trade receivables, net	25,608	23,544	5,121
Other accounts receivable and prepaid expenses	4,475	5,886	1,280
Inventories	31,031	33,955	7,385

Total current assets	73,908	75,394	16,397

LONG-TERM INVESTMENTS:
Loan to other companies	54	-	-
Investment in an affiliate	865	801	174
Loans to jointly controlled entities	1,293	3,648	794
Non- current inventory	2,078	1,379	300

Total long-term investments	4,290	5,828	1,268

PROPERTY AND EQUIPMENT, NET	17,382	22,877	4,975

INTANGIBLE AND OTHER ASSETS, NET	3,671	2,019	439

Total assets	99,251	106,118	23,079

*	For convenience, we provide a translation from NIS to US$ using the exchange rate as of September 30, 2005 of $ 1 = NIS 4.598.

CONSOLIDATED BALANCE SHEETS

			Convenience Translation*
	December 31, 2004	September 30, 2005	September 30, 2005
	Audited	Unaudited	Unaudited
	NIS		U.S. dollars
	(In thousands)

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term loans and bank credit	30,730	21,404	4,655
Current maturities of long-term loans	4,003	5,519	1,200
Trade payables	10,873	12,288	2,674
Other accounts payable and accrued expenses	18,791	20,580	4,477

Total current liabilities	64,397	59,791	13,006

LONG-TERM LIABILITIES:
Long-term loans from banks	7,130	12,399	2,697
Long-term loans from minority in subsidiaries	1,302	1,123	244
Accrued severance pay, net	2,266	2,439	530
Deferred taxes on income	451	429	93

Total long-term liabilities	11,149	16,390	3,564

MINORITY INTEREST IN SUBSIDIARIES	1,310	1,476	321

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.25 par value each - Authorized:
5,000,000 shares at December 31, 2004 and September 30,
2004 and 2005; Issued and outstanding: 4,372,275 shares at
December 31, 2004 and September 30, 2004 and 2005	15,355	15,355	3,339
Additional paid-in capital	21,244	21,244	4,620
Foreign currency translation adjustments	489	646	140
Accumulated deficit	(14,693)	(8,784)	(1,911)

Total shareholders' equity	22,395	28,461	6,188

Total liabilities and shareholders' equity	99,251	106,118	23,079

*	For convenience, we provide a translation from NIS to US$ using the exchange rate as of September 30, 2005 of $ 1 = NIS 4.598.

CONSOLIDATED STATEMENTS OF OPERATIONS

				Convenience Translation*
	Year ended December 31, 2004	Three months ended September 30, 2005	Nine months ended September 30, 2005	Nine months ended September 30, 2005
	Audited	Unaudited	Unaudited	Unaudited
	Reported NIS			U.S. dollars
	(In thousands, except share and per share data)

Sales	114,915	32,737	89,040	19,365
Cost of sales	70,282	18,998	55,517	12,074

Gross profit	44,633	13,739	33,523	7,291

Research and development expenses	6,752	2,150	6,050	1,316
Selling and marketing expenses	10,946	2,573	7,837	1,704
General and administrative expenses	12,591	3,097	9,673	2,104
Amortization of other assets	923	231	693	151

Operating income	13,421	5,688	9,270	2,016
Financial expenses, net	(2,687)	(682)	(862)	(187)
Other income (expenses), net	(2,779)	336	(44)	(10)

Income before taxes on income	7,955	5,342	8,364	1,819
Taxes on income	7,019	970	2,190	476

	936	4,372	6,174	1,343
Equity in earnings (losses) of an affiliate	(159)	33	(99)	(22)
Minority interest in earnings of subsidiaries	(736)	(138)	(166)	(36)

Net income	41	4,267	5,909	1,285

Net earnings per 1 Ordinary share of
NIS 0.25 value	0.01	0.98	1.35	0.30

Weighted average number of shares used in
computing above net earnings per Ordinary
share of NIS 0.25 value	4,372,275	4,372,275	4,372,275	4,372,275

Net earnings per Ordinary share of
NIS 1 par value	0.04	3.9	5.41	1.18

Weighted average number of shares used in
computing net earnings per NIS 1 par value
share	1,093,069	1,093,069	1,093,069	1,093,069

*	For convenience, we provide a translation from NIS to US$ using the exchange rate as of September 30, 2005 of $ 1 = NIS 4.598.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended March 31, 2005	Three months ended June 30, 2005	Three months ended September 30, 2005
	Unaudited	Unaudited	Unaudited
	Reported NIS
	(In thousands, except share and per share data)

Sales	28,978	27,325	32,737
Cost of sales	18,688	17,831	18,998

Gross profit	10,290	9,494	13,739

Research and development expenses	1,819	2,081	2,150
Selling and marketing expenses	2,605	2,659	2,573
General and administrative expenses	3,568	3,008	3,097
Amortization of other assets	231	231	231

Operating income	2,067	1,515	5,688
Financial income (expenses), net	(277)	97	(682)
Other income (expenses), net	(192)	(188)	336

Income before taxes on income	1,598	1,424	5,342
Taxes on income	863	357	970

	735	1,067	4,372
Equity in earnings (losses) of an affiliate	(98)	(34)	33
Minority interest in earnings of subsidiaries	147	(175)	(138)

Net income	784	858	4,267

Net earnings per 1 Ordinary share of
NIS 0.25 value	0.18	0.20	0.98

Weighted average number of shares used in
computing above net earnings per Ordinary
share of NIS 0.25 value	4,372,275	4,372,275	4,372,275

Net earnings per Ordinary share of
NIS 1 par value	0.72	0.78	3.90

Weighted average number of shares used in
computing net earnings per NIS 1 par value
share	1,093,069	1,093,069	1,093,069